July 31, 2025

Tim Adams
Chief Financial Officer
Rapid7, Inc.
120 Causeway Street
Boston, MA 02114

        Re: Rapid7, Inc.
            Form 10-K for the Year Ended December 31, 2024
            File No. 001-37496
Dear Tim Adams:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Results, page 43

1. To avoid giving undue prominance to non-GAAP measures, please revise to move your discussion of non-GAAP information so that it follows the discussion of GAAP results of operations. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and the guidance in Non-GAAP Compliance and Disclosure Interpretation Question 102.10(a).

Consolidated Financial Statements
(18) Segment Information and Information about Geographic Areas, page 91

2. Please revise to disclose revenues from external customers and property and equipment attributed to the United States. Refer to ASC 280-10-50-41. July 31, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology